UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2018

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☑            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED MARCH 31, 2018

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	March 31, 2018	September 30, 2017
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$470,931	$649,611
Short-term interest-bearing investments	195,912	329,997
Accounts receivable, net	972,279	865,068
Prepaid expenses and other current assets	221,825	203,810

Total current assets	1,860,947	2,048,486
Property and equipment, net	471,818	355,685
Goodwill	2,459,225	2,221,209
Intangible assets, net	321,731	177,326
Other noncurrent assets	465,270	476,674

Total assets	$5,578,991	$5,279,380

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$218,574	$126,414
Accrued expenses and other current liabilities	701,636	668,087
Accrued personnel costs	221,589	265,354
Short-term financing arrangements	120,000	—
Deferred revenue	128,556	113,091

Total current liabilities	1,390,355	1,172,946
Deferred income taxes and taxes payable	224,309	219,417
Other noncurrent liabilities	358,110	312,947

Total liabilities	1,972,774	1,705,310

Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 275,557 and 273,773 issued and 142,535 and 144,391 outstanding, respectively	4,432	4,410
Additional paid-in capital	3,548,666	3,458,887
Treasury stock, at cost 133,022 and 129,382 ordinary shares, respectively	(4,604,903)	(4,365,124)
Accumulated other comprehensive income	6,345	18,790
Retained earnings	4,608,514	4,457,107

Total Amdocs Limited shareholders’ equity	3,563,054	3,574,070

Noncontrolling interests	43,163	—
Total equity	3,606,217	3,574,070

Total liabilities and equity	$5,578,991	$5,279,380

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2018	2017	2018	2017
Revenue	$992,340	$966,009	$1,970,051	$1,920,736
Operating expenses:
Cost of revenue	646,587	621,737	1,289,784	1,242,571
Research and development	64,926	67,303	133,103	127,293
Selling, general and administrative	120,199	114,465	238,867	238,544
Amortization of purchased intangible assets and other	28,801	28,723	54,327	56,954

	860,513	832,228	1,716,081	1,665,362

Operating income	131,827	133,781	253,970	255,374
Interest and other expense, net	239	468	118	3,231

Income before income taxes	131,588	133,313	253,852	252,143
Income taxes	29,861	20,753	35,252	41,790

Net income	$101,727	$112,560	$218,600	$210,353

Basic earnings per share	$0.71	$0.77	$1.52	$1.43

Diluted earnings per share	$0.70	$0.76	$1.51	$1.42

Cash dividends declared per ordinary share	$0.250	$0.220	$0.470	$0.415

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended March 31,		Six months ended March 31,
	2018	2017	2018	2017
Net income	$101,727	$112,560	$218,600	$210,353
Other comprehensive (loss) income, net of tax:
Net change in fair value of cash flow hedges(1)	(17,492)	33,869	(11,259)	22,583
Net change in fair value of available-for-sale securities(2)	(261)	151	(1,186)	(1,168)

Other comprehensive (loss) income, net of tax	(17,753)	34,020	(12,445)	21,415

Comprehensive income	$83,974	$146,580	$206,155	$231,768

(1)	Net of tax income (expense) of $1,927 and $(4,595) for the three months ended March 31, 2018 and 2017, respectively and of $2,285 and $(91) for the six months ended March 31, 2018 and 2017, respectively.
(2)	Net of tax (expense) benefit of $(7) and $(1) for the three months ended March 31, 2018 and 2017, respectively, and of $3 and $3 for the six months ended March 31, 2018 and 2017, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Six months ended March 31,
	2018	2017
Cash Flow from Operating Activities:
Net income	$218,600	$210,353
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	102,900	109,038
Equity-based compensation expense	24,063	24,445
Deferred income taxes	(3,584)	16,889
Excess tax benefit from equity-based compensation	—	(2,929)
Loss (Gain) from short-term interest-bearing investments	1,195	(17)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(77,359)	(25,092)
Prepaid expenses and other current assets	(9,509)	(10,926)
Other noncurrent assets	(10,606)	(42,294)
Accounts payable, accrued expenses and accrued personnel	23,103	25,101
Deferred revenue	8,600	(19,932)
Income taxes payable, net	8,675	(8,813)
Other noncurrent liabilities	(7,749)	(469)

Net cash provided by operating activities	278,329	275,354

Cash Flow from Investing Activities:
Purchase of property and equipment	(162,126)	(69,906)
Proceeds from sale of short-term interest-bearing investments	207,738	144,920
Purchase of short-term interest-bearing investments	(76,037)	(145,737)
Net cash paid for acquisitions	(352,599)	—
Other	(3,446)	1,671

Net cash used in investing activities	(386,470)	(69,052)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	120,000	200,000
Payments under financing arrangements	—	(200,000)
Repurchase of shares	(239,779)	(160,232)
Proceeds from employee stock option exercises	65,631	62,368
Payments of dividends	(63,294)	(57,299)
Investment by noncontrolling interests, net	47,013	—
Excess tax benefit from equity-based compensation and other	(110)	2,929

Net cash used in financing activities	(70,539)	(152,234)

Net (decrease) increase in cash and cash equivalents	(178,680)	54,068
Cash and cash equivalents at beginning of period	649,611	768,660

Cash and cash equivalents at end of period	$470,931	$822,728

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$23,733	$28,164
Interest	174	731

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services to communications, cable and satellite, entertainment and media industry service providers of all sizes throughout the world. The Company and its subsidiaries operate in one segment and designs, develops, markets, supports, implements and operates AmdocsONE, an open and modular solution set.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2017, set forth in the Company’s Annual Report on Form 20-F filed on December 11, 2017 with the U.S. Securities and Exchange Commission, or the SEC.

Update of Summary of Accounting Policies and Contractual Obligations

In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that is equally owned by the Company and Union for the purpose of acquiring specific land which the Company expects to use as the site for a new campus in Ra’anana, Israel. On January 2, 2018 the Company completed the acquisition of the land. Pursuant to the agreements between the Company and Union, as the Company has control over the construction and ongoing operations of the new campus, the new entity’s financial information is consolidated into the Company’s consolidated financial statements with the portion not owned classified as non-controlling interests. During the three and six months ended March 31, 2018 the new entity had negligible earnings or losses and, therefore, all of the Company’s net income is attributable to Amdocs Limited.

The Company is obligated to construct the campus and to distribute in the future the new entity’s earnings under certain conditions. The total net investment the Company expects to make in connection with purchasing of the land and construction of the new campus is estimated to be approximately $350,000 over a period of four to five years, of which approximately $100,000 is expected to be incurred in fiscal year 2018.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Standards

In December 2017, SEC issued Staff Accounting Bulletin No. 118 due to the new tax legislation in the United States (The Tax Cuts and Jobs Act or “The Act”) which allows the Company to record provisional amounts during a measurement period. The Act, which was enacted in December 22, 2017, reduces the US federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries and creates new taxes on certain foreign sourced earnings. As of March 31, 2018, the Company has not completed its accounting for the tax effects of enactment of the Act and made a reasonable estimate of the effects on its existing deferred tax balances and the one-time transition tax. The Company will continue to make and refine its calculations as additional analysis is completed and as it gains a more thorough understanding of the tax law. See also Note 10.

In August 2017, the Financial Accounting Standards Board, or FASB issued an Accounting Standard Update, or ASU, that amends existing guidance to simplify the application of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. The ASU will be effective for the Company beginning in the first quarter of fiscal year 2020 and earlier adoption by one year is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In January 2017, the FASB issued an ASU that revises and narrows the definition of a business and provides a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. This ASU will be effective for the Company with respect to transactions occurring on or after October 1, 2018 and early adoption is permitted.

In August 2016, the FASB issued an ASU that intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The ASU will be effective for the Company on October 1, 2018, and early adoption is permitted. The Company currently expects adoption of this ASU will result in reclassification of certain cash payments of contingent considerations included in acquisition agreements from investing activities to financing activities and will not have a material impact on its statement of cash flows.

In June 2016, the FASB issued an ASU on accounting for credit losses, which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. The ASU will be effective for the Company beginning in the first quarter of fiscal year 2021 and earlier adoption by one year is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In February 2016, the FASB issued an ASU on accounting for leases to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, which will be effective for the Company beginning in the first quarter of fiscal year 2020, must be adopted using a modified retrospective method and its early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In January 2016, the FASB issued an ASU on recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU will be effective for the Company on October 1, 2018, and early adoption is permitted. The Company expects adoption of this ASU may result in changes in its financial statements presentation but will not affect the content of its consolidated financial statements.

In May 2014, the FASB issued ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The new revenue standard supersedes most current revenue recognition guidance and will be effective for the Company beginning in the first quarter of fiscal year 2019. The Company developed a transition plan, including changes to policies, processes and internal controls, as well as system enhancements to generate the information necessary for new disclosure requirements and recently completed an initial assessment to identify the potential areas of impact that this new revenue recognition standard will have on its consolidated financial statement and internal control environment. As part of the initial assessment, the Company reviewed a representative sample of its contracts across its various customers and geographies to identify potential differences that could result from applying the requirements of the new standard. Entities have the option of adopting the new revenue standard using either a full retrospective or a modified approach with the cumulative effect of applying the standard recognized at the date of initial application. The Company currently anticipates adopting the new revenue standard using the modified retrospective transition approach, which will result in a cumulative effect adjustment to retained earnings as of October 1, 2018. However, a final decision regarding the adoption method is dependent on several factors, including the completion of the Company’s analysis of the effect the adoption of the new revenue standard will have on its results of operations, financial position and related disclosures. The Company is in a process of determining the impact the adoption will have on the Company’s consolidated financial statements accounting systems, internal control environment and business practices.

3. Adoption of New Accounting Standards

In March 2016, the FASB issued an ASU on employee share-based payments. The ASU simplifies several aspects related to how share-based payments are accounted for and presented in the financial statements, including income taxes, accounting for forfeitures and classification in the statements of cash flows. The Company prospectively adopted this ASU effective October 1, 2017 and as a result did not adjust the prior period amounts that are presented in its consolidated statements of cash flows.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments in connection with business combinations. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. The Company prospectively adopted this ASU effective October 1, 2017. There was no material impact on the Company’s consolidated financial statements.

4. Acquisitions

During the six months ended March 31, 2018, the Company acquired three technology companies: Vubiquity, a leading provider of premium content services and technology solutions, Projekt202, a leader in experience-driven software design and development, and UXP systems (“UXP”) whose User Lifecycle Management solution is a leading platform for empowering digital user relationships and digital identity, for an aggregate consideration of $352,599 in cash, with a potential for additional consideration subject to the achievement of certain performance metrics.

In allocating the total preliminary purchase price for Vubiquity, based on estimated fair values, the Company recorded $152,370 of goodwill, $44,685 of customer relationships to be amortized over approximately nine years, $28,653 of core technology to be amortized over approximately three years, $10,267 of trade mark to be amortized over eight years and $6,875 of intellectual property right to be amortized over thirteen years.

In allocating the total preliminary purchase price of Projekt202, based on estimated fair values, the Company recorded $56,605 of goodwill and $19,835 of customer relationships to be amortized over four years.

In allocating the total preliminary purchase price of UXP, based on estimated fair values, the Company recorded $41,122 of goodwill, $31,552 of core technology to be amortized over five years and $6,552 of customer relationships to be amortized over approximately five years.

5. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and September 30, 2017:

	As of March 31, 2018
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Corporate bonds	$—	$67,760	$—	$67,760
U.S. government treasuries	46,262	—	—	46,262
U.S. agency securities	—	39,616	—	39,616
Money market funds	32,907	—	—	32,907
Asset backed obligations	—	27,280	—	27,280
Supranational and sovereign debt	—	9,029	—	9,029
Commercial paper and certificates of deposit	—	7,190	—	7,190

Total available-for-sale securities	79,169	150,875	—	230,044

Derivative financial instruments, net	—	11,766	—	11,766

Other liabilities	—	—	(47,406)	(47,406)

Total	$79,169	$162,641	$(47,406)	$194,404

	As of September 30, 2017
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Corporate bonds	$—	$98,385	$—	$98,385
U.S. government treasuries	84,363	—	—	84,363
U.S. agency securities	—	60,646	—	60,646
Money market funds	52,504	—	—	52,504
Asset backed obligations	—	47,074	—	47,074
Commercial paper and certificates of deposit	—	33,448	—	33,448
Supranational and sovereign debt	—	8,777	—	8,777

Total available-for-sale securities	136,867	248,330	—	385,197

Derivative financial instruments, net	—	27,352	—	27,352

Other liabilities	—	—	(21,972)	(21,972)

Total	$136,867	$275,682	$(21,972)	$390,577

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three and six months ended March 31, 2018. Level 3 amounts relate to certain acquisition-related liabilities, which were valued using a Monte-Carlo simulation model. These liabilities were included in accrued expenses, other current liabilities and other noncurrent liabilities as of March 31, 2018 and in both accrued expenses, other current liabilities and other noncurrent liabilities as of September 30, 2017. $6,746 of the increase in Level 3 liabilities during the six months ended March 31, 2018 was recorded in the consolidated statements of income and the rest of the increase was recorded against goodwill.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

6. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of March 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate bonds	$68,581	$—	$821	$67,760
U.S. government treasuries	46,565	—	303	46,262
U.S. agency securities	39,875	—	259	39,616
Money market funds	32,907	—	—	32,907
Asset backed obligations	27,426	—	146	27,280
Supranational and sovereign debt	9,104	—	75	9,029
Commercial paper and certificates of deposit	7,176	14	—	7,190

Total(1)	$231,634	$14	$1,604	$230,044

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of March 31, 2018, $195,912 of securities were classified as short-term interest-bearing investments and $34,132 of securities were classified as cash and cash equivalents.

	As of September 30, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate bonds	$98,367	$176	$158	$98,385
U.S. government treasuries	84,558	—	195	84,363
U.S. agency securities	60,794	—	148	60,646
Money market funds	52,504	—	—	52,504
Asset backed obligations	47,108	—	34	47,074
Commercial paper and certificates of deposit	33,448	—	—	33,448
Supranational and sovereign debt	8,819	—	42	8,777

Total(2)	$385,598	$176	$577	$385,197

(2)	As of September 30, 2017, $329,997 of securities were classified as short-term interest-bearing investments and $55,200 of securities were classified as cash and cash equivalents.

As of March 31, 2018, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company did not recognize any material credit losses in the six months ended March 31, 2018 and 2017. Realized gains and losses on available-for-sale securities are included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

As of March 31, 2018, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$80,178
1 to 2 years	81,270
2 to 3 years	54,404
3 to 4 years	9,843
Thereafter	4,349

$230,044

7. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $12,051 as of March 31, 2018. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of March 31, 2018. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of March 31, 2018 for forward contracts, and based on spot rates as of March 31, 2018 for options.

Notional Value*
Foreign exchange contracts	$1,168,713

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of March 31, 2018 and September 30, 2017, is as follows:

	As of
	March 31, 2018	September 30, 2017
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$15,191	$30,141
Other noncurrent assets	1,224	1,091
Accrued expenses and other current liabilities	(956)	(2,317)
Other noncurrent liabilities	(1,123)	(1,035)

	14,336	27,880
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	1,973	2,840
Accrued expenses and other current liabilities	(4,543)	(3,368)

	(2,570)	(528)

Net fair value	$11,766	$27,352

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of March 31, 2018 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive (loss) income, a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for three and six months ended March 31, 2018 and 2017, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive Income (Effective Portion)
	Three months ended March 31,		Six months ended March 31,
	2018	2017	2018	2017
Line item in consolidated statements of income:
Revenue	$—	$(30)	$(1,129)	$(86)
Cost of revenue	8,200	3,847	16,550	4,815
Research and development	1,594	675	3,355	838
Selling, general and administrative	1,629	659	3,270	814

Total	$11,423	$5,151	$22,046	$6,381

The activity related to the changes in net unrealized gains on cash flow hedges recorded in accumulated other comprehensive (loss) income, net of tax, is as follows:

	Six months ended March 31,
	2018	2017
Net unrealized gains on cash flow hedges, net of tax, beginning of period	$24,508	$12,514
Changes in fair value of cash flow hedges, net of tax	8,475	28,041
Reclassification of net gains into earnings, net of tax	(19,734)	(5,458)

Net unrealized gains on cash flow hedges, net of tax, end of period	$13,249	$35,097

Net gains from cash flow hedges recognized in other comprehensive (loss) income were $8,502 and $29,055, or $8,475 and $28,041 net of taxes, during the six months ended March 31, 2018 and 2017, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive (loss) income as of March 31, 2018, a net gain of $13,148 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and six months ended March 31, 2018 and 2017, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and six months ended March 31, 2018 and 2017, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income
	Three months ended March 31,		Six months ended March 31,
	2018	2017	2018	2017
Line item in consolidated statements of income:
Revenue	$—	$—	$—	$—
Cost of revenue	(724)	4,908	1,075	2,238
Research and development	(175)	902	203	546
Selling, general and administrative	(234)	1,207	83	546
Interest and other expense, net	(4,567)	(5,156)	(6,771)	2,895
Income taxes	465	(1,569)	(25)	(920)

Total	$(5,235)	$292	$(5,435)	$5,305

8. Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of
	March 31, 2018	September 30, 2017
Accounts receivable — billed	$746,051	$664,099
Accounts receivable — unbilled	249,377	229,695
Less-allowances	(23,149)	(28,726)

Accounts receivable, net	$972,279	$865,068

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	March 31, 2018	September 30, 2017
Ongoing accrued expenses	$268,339	$242,918
Project-related provision	200,764	227,049
Taxes payable	40,512	34,143
Dividends payable	35,635	31,736
Derivative instruments	5,498	5,685
Other	150,888	125,556

Accrued expenses and other current liabilities	$701,636	$668,087

10. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended March 31,		Six months ended March 31,
	2018	2017	2018	2017
Current	$21,680	$11,219	$41,079	$24,901
Deferred	8,181	9,534	(5,827)	16,889

Income taxes	$29,861	$20,753	$35,252	$41,790

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended March 31,		Six months ended March 31,
	2018	2017	2018	2017
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes	22.7	15.6	13.9	16.6

Effective income tax rate	22.7%	15.6%	13.9%	16.6%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.

During the six months ended March 31, 2018, as a result of funding decisions for the construction of the Company’s new campus in Israel (see Note 1) the Company recorded a tax benefit of $23,099 related to the release of withholding and income tax reserves for pre-2018 unremitted earnings.

Foreign taxes in the six months ended March 31, 2018 also included a benefit of $6,130 relating to release of gross unrecognized tax benefits due to conclusions of tax audits and expiration of the periods set forth in statutes of limitations in certain jurisdictions.

In addition, foreign taxes in the six months ended March 31, 2018 included a net benefit of $2,950 relating of changes in tax law in United States. The benefit is attributable to re-evaluation of the Company’s deferred tax assets and liabilities due to the expected lower blended effective U.S. federal tax rate when the assets and liabilities are expected to be utilized, partially offset by the deemed repatriation of foreign income.

In addition, as an indirect consequence to the changes in tax law in the United States the Company no longer makes a permanently reinvest assertion relating to one of its subsidiaries, therefore, a tax liability of $4,059 was recorded related to the tax implications of remitting earnings that were previously asserted as permanently reinvested.

Foreign taxes in the six months ended March 31, 2018 also included a tax expense of $8,931 resulting from the increase of valuation allowances on deferred tax assets at one of the Company’s subsidiaries, which may not be realized based on the Company’s projections of future taxable income.

Foreign taxes in the six months ended March 31, 2017 included $5,307 of deferred income tax expense as a result of enacted changes in tax laws or rates during the three months ended December 31, 2016. Foreign taxes in the six months ended March 31, 2017 also included a benefit of $7,986 due to conclusions of tax audits in certain jurisdictions during the three months ended December 31, 2016, which resulted in a reduction to the Company’s provision for gross unrecognized tax benefits. In addition, foreign taxes in the three and six months ended March 31, 2017 included a net benefit of $9,037 due to a reduction of taxes payable, partially offset by a reduction of deferred tax asset on operating loss carryforwards of certain of the Company’s subsidiaries resulting from internal structural changes in incorporation in certain jurisdictions in which the Company operates.

As of March 31, 2018, deferred tax assets of $116,823, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $204,688 as of March 31, 2018, all of which would affect the effective tax rate if realized.

As of March 31, 2018, the Company had accrued $28,573 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

11. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31,		Six months ended March 31,
	2018	2017	2018	2017
Numerator:
Net income	$101,727	$112,560	$218,600	$210,353
Less-net income and dividends attributable to participating restricted shares	(749)	(907)	(1,664)	(1,727)

Numerator for basic earnings per common share	$100,978	$111,653	$216,936	$208,626

Add-undistributed income allocated to participating restricted shares	486	647	1,150	1,227
Less-undistributed income reallocated to participating restricted shares	(481)	(641)	(1,139)	(1,215)

Numerator for diluted earnings per common share	$100,983	$111,659	$216,947	$208,638

Denominator:
Weighted average number of shares outstanding—basic	143,030	146,595	143,487	146,706
Less- weighted average number of participating restricted shares	(1,053)	(1,181)	(1,092)	(1,205)

Weighted average number of common shares—basic	141,977	145,414	142,395	145,501

Effect of dilutive stock options granted	1,360	1,359	1,395	1,462

Weighted average number of common shares—diluted	143,337	146,773	143,790	146,963

Basic earnings per common share	$0.71	$0.77	$1.52	$1.43

Diluted earnings per common share	$0.70	$0.76	$1.51	$1.42

For the three and six months ended March 31, 2018, 1,394 and 936 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. For the three and six months ended March 31, 2017, 1,699 and 1,697 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.

12. Repurchase of Shares

From time to time, the Company’s Board of Directors has adopted share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. The Company’s Board of Directors adopted a share repurchase plan, on February 2, 2016, which authorized the repurchase of up to $750,000 of the Company’s outstanding ordinary shares with no expiration date. In the six months ended March 31, 2018, the Company repurchased approximately 3,640 ordinary shares at an average price of $65.86 per share (excluding broker and transaction fees). As of March 31, 2018, the Company had remaining authority to repurchase up to $16,536 of its outstanding ordinary shares under the February, 2016 plan. On November 8, 2017, the Company’s Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800,000 of the Company’s outstanding ordinary shares with no expiration date. As of March 31, 2018, the November 2017 plan has not yet been utilized by the Company. The plans permit the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. As of March 31, 2018, the Company had remaining authority to repurchase up to $816,536 of its outstanding ordinary shares under the plans.

13. Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks. In December 2014 and in December 2017, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019 and December 2022, respectively. In March 2018, the Company borrowed an aggregate of $120,000 under its unsecured $500,000 facility and repaid it in full in April 2018. As of March 31, 2018, the Company was in compliance with the financial covenants under the revolving credit facility.

As of March 31, 2018, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $55,112. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

14. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2017, the maximum number of ordinary shares authorized by the Company’s Board of Directors to be granted under the Equity Incentive Plan was increased from 62,300 to 67,550. The issuance of such additional shares was registered with the SEC in February 2018. Awards granted under the Equity Incentive Plan generally vest over a period of four years and stock options have a term of ten years.

During the six months ended March 31, 2018, the Company granted 400 restricted shares and options to purchase 1,692 ordinary shares. The weighted average fair values associated with these grants were $65.21 per restricted share and $8.61 per option.

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three and six months ended March 31, 2018 and 2017 was as follows:

	Three months ended March 31,		Six months ended March 31,
	2018	2017	2018	2017
Cost of revenue	$4,727	$4,973	$9,425	$9,971
Research and development	769	901	1,593	1,800
Selling, general and administrative	5,062	4,310	13,045	12,674

Total	$10,558	$10,184	$24,063	$24,445

As of March 31, 2018, there was $59,732 of unrecognized compensation expense related to unvested stock options and unvested restricted shares. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

15. Dividends

The Company’s Board of Directors declared the following dividends during the six months ended March 31, 2018 and 2017:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
January 30, 2018	$0.250	March 30, 2018	$35,637	April 20, 2018
November 8, 2017	$0.220	December 29, 2017	$31,558	January 19, 2018
February 1, 2017	$0.220	March 31, 2017	$32,223	April 14, 2017
November 8, 2016	$0.195	December 30, 2016	$28,606	January 13, 2017

The amounts payable as a result of the January 30, 2018 and February 1, 2017 declarations were included in accrued expenses and other current liabilities as of March 31, 2018 and 2017, respectively.

On May 10, 2018, the Company’s Board of Directors approved a quarterly dividend payment of $0.25 per share, and set June 29, 2018 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 20, 2018.

16. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is currently defending a lawsuit against certain of its subsidiaries in the U.S. District Court in Oregon alleging breach of contract and trade secret misappropriation. According to the suit, the Company improperly utilized information received from the plaintiff in connection with its electronic payment processing solution, which is one of several components of its mobile financial services offerings. During fiscal year 2016, the District Court denied the Company’s motions to dismiss and to compel arbitration with respect to certain of the claims, and the proceedings will continue. The Company intends to continue to vigorously defend against the allegations set forth in the complaint. At this stage, the Company cannot determine that a loss amount is probable and is unable to reasonably estimate the ultimate outcome of the above suit, therefore no amounts have been accrued related to the outcome of such suit.

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned enterprise in Ecuador, which appears to have political aspects. The Company’s counterparty has claimed monetary damages. The dispute is over a contract, under which the Company was providing certain services, and which has been terminated by the counterparty in connection with such dispute and which is under scrutiny by certain local governmental authorities. The Company believes it has solid arguments and is vigorously defending its rights. To date, however, such defense efforts, including motions alleging constitutional defects, have encountered a dismissive approach by the Ecuadorian Courts, with reasoning that the Company believes is inconsistent with applicable law. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2017, filed on December 11, 2017 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for more than 350 communications, Pay TV, entertainment and media industry service providers in developed countries and emerging markets. We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS), the service-driven network and other network solutions, media offerings and digital solutions to enable service providers to efficiently and cost-effectively introduce new products and services, process orders, monetize data, support new business models and generally enhance their understanding of their customers. Our AmdocsONE solution set, launched in the second quarter of fiscal 2018, leverages industry-specific best practices and methodologies to give service providers of all sizes the business agility to successfully navigate the continuous digital transformation process.

We believe the demand for our solutions is driven by our clients continued transformation into digital service providers to provide wireless access services, content and apps on any device through digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of interaction and across all channels.

AmdocsONE is designed to meet the challenges facing our customers as they transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. It enables modular expansion as a service provider evolves, ensuring low-cost and reduced-risk implementations, while its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded. In addition, AmdocsONE— provides continuous enhancements via DevOps and machine-learning-driven business process automation to improve operations.

We also offer entertainment and media products and services for media publishers, TV networks, video streaming providers, ad agencies and advertising service providers. In the second quarter of fiscal 2018, we acquired Vubiquity, a leading provider of premium content services and technology solutions, to further expand into the media and entertainment business.

We also offer a comprehensive line of services designed to address every stage of a service provider’s lifecycle, from planning, delivery and implementation to ongoing support. Our services include managed services (which we refer to as intelligent operations), testing, digital business operations, revenue guard, personalized digital interactive billing services, network service assurance and advisory services.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, entertainment and media industry. In the six months ended March 31, 2018, customers in North America accounted for 64.4% of our revenue, while customers in Europe and the rest of the world accounted for 14.3% and 21.3%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the UK and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Contingent subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from sales of hardware that functions together with the software licenses to provide the essential functionality of the product and that includes significant customization, modification, implementation and integration, is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. When total cost estimates exceed revenue in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $508.9 million and $511.1 million in the three months ended March 31, 2018 and 2017, respectively, and $1.03 billion and $1.01 billion in the six months ended March 31, 2018 and 2017, respectively. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

Results of Operations

The following table sets forth for the three and six months ended March 31, 2018 and 2017, certain items in our consolidated statements of income reflected as a percentage of revenue:

	Three months ended March 31,		Six months ended March 31,
	2018	2017	2018	2017
Revenue	100%	100%	100%	100%
Operating expenses:
Cost of revenue	65.2	64.4	65.5	64.7
Research and development	6.5	7.0	6.8	6.6
Selling, general and administrative	12.1	11.8	12.1	12.4
Amortization of purchased intangible assets and other	2.9	3.0	2.8	3.0

	86.7	86.2	87.2	86.7

Operating income	13.3	13.8	12.8	13.3
Interest and other expense, net	0.0	0.0	0.0	0.2

Income before income taxes	13.3	13.8	12.8	13.1
Income taxes	3.0	2.1	1.8	2.1

Net income	10.3%	11.7%	11.0%	11.0%

Six Months Ended March 31, 2018 and 2017

The following is a tabular presentation of our results of operations for the six months ended March 31, 2018 compared to the six months ended March 31, 2017. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Six months ended March 31,		Increase (Decrease)
	2018	2017	Amount	%
	(in thousands)
Revenue	$1,970,051	$1,920,736	$49,315	2.6%
Operating expenses:
Cost of revenue	1,289,784	1,242,571	47,213	3.8
Research and development	133,103	127,293	5,810	4.6
Selling, general and administrative	238,867	238,544	323	0.1
Amortization of purchased intangible assets and other	54,327	56,954	(2,627)	(4.6)

	1,716,081	1,665,362	50,719	3.0

Operating income	253,970	255,374	(1,404)	(0.5)
Interest and other expense, net	118	3,231	3,113	(96.3)

Income before income taxes	253,852	252,143	1,709	0.7
Income taxes	35,252	41,790	6,538	15.6

Net income	$218,600	$210,353	$8,247	3.9%

Revenue. Revenue increased by $49.3 million, or 2.6%, to $1,970.1 million in the six months ended March 31, 2018, from $1,920.7 million in the six months ended March 31, 2017. The increase in revenue, which was net of a decrease of approximately 0.5% from the sale of directory systems, was attributable to increased activity in Europe. The 2.6% increase in revenue, was positively affected by approximately one and a half percent from foreign exchange fluctuations.

Revenue attributable to the sale of customer experience solutions increased by $60.2 million, or 3.2%, to $1,946.7 million in the six months ended March 31, 2018, from $1,886.5 million in the six months ended March 31, 2017. The increase in revenue was attributable to increased activity in Europe. Revenue resulting from the sale of customer experience solutions represented 98.8% and 98.2% of our total revenue in the six months ended March 31, 2018 and 2017.

Revenue attributable to the sale of directory systems decreased by $10.8 million, or 31.6%, to $23.4 million in the six months ended March 31, 2018, from $34.2 million in the six months ended March 31, 2017. This decrease was primarily attributable to continued slowness in the directory systems market and we anticipate revenue from the sale of directory systems will continue to decline in fiscal year 2018. Revenue from the sale of directory systems represented 1.2% and 1.8% of our total revenue in the six months ended March 31, 2018 and 2017.

In the six months ended March 31, 2018, revenue from customers in North America, Europe and the rest of the world accounted for 64.4%, 14.3% and 21.3%, respectively, of total revenue, compared to 65.8%, 12.2% and 22.0%, respectively, the six months ended March 31, 2017. The decrease in the percentage of revenue from customers in North America was primarily attributable to lower activity with AT&T which was offset by higher revenue from other key customers in North America and by activities related to Vubiquity and Projekt202, which we acquired in fiscal year 2018. The increase in revenue from customers in Europe was primarily attributable to higher revenue from development and modernization activities as well as to positive foreign exchange fluctuations.

Revenue from customers in the rest of the world decreased as a percentage of total revenue during the six months ended March 31, 2018. Revenue from customers in Asia-Pacific increased as a percentage of total revenue during the six months ended March 31, 2018 as a result of our progress for new and existing customers, this was offset by decrease in revenue from customers in other areas in rest of the world as a percentage of total revenue.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $47.2 million, or 3.8%, to $1,289.8 million in the six months ended March 31, 2018, from $1,242.6 million in the six months ended March 31, 2017. As a percentage of revenue, cost of revenue increased to 65.5% in the six months ended March 31, 2018 from 64.7% in the six months ended March 31, 2017, as a result of changes in fair value of certain acquisition-related liabilities recognized in the six months ended March 31, 2018 and March 31, 2017.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $5.8 million, or 4.6%, to $133.1 million in the six months ended March 31, 2018, from $127.3 million in the six months ended March 31, 2017. Research and development expense increased as a percentage of revenue from 6.6% in the six months ended March 31, 2017, to 6.8% in the six months ended March 31, 2018, as we continue to expand our digital offering. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $0.3 million, or 0.1%, to $238.9 million in the six months ended March 31, 2018, from $238.5 million in the six months ended March 31, 2017. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the six months ended March 31, 2018, decreased by $2.6 million, or 4.6% to $54.3 million from $57.0 million in the six months ended March 31, 2017. The decrease in amortization of purchased intangible assets and other was primarily attributable to a decrease in amortization of intangible assets due to timing of amortization charges of previously purchased intangible assets offset by increase of amortization of intangible assets due to the acquisitions of Vubiquity, Projekt202 and other acquisitions completed in fiscal year 2018.

Operating Income. Operating income decreased by $1.4 million, or 0.5%, in the six months ended March 31, 2018, to $254.0 million, or 12.8% of revenue, from $255.4 million, or 13.3% of revenue, in the six months ended March 31, 2017. The decrease in operating income as a percentage of revenue was attributable to operating expenses, particularly cost of revenue, increasing at a higher rate than revenue. Negative foreign exchange impacts on our operating expenses were partially offset by the positive foreign exchange impacts on our revenue, resulting in a negative impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, changed from a net loss of $3.2 million in the six months ended March 31, 2017 to $0.1 million net loss in the six months ended March 31, 2018. The decrease in interest and other expense, net, was primarily attributable to foreign exchange impacts.

Income Taxes. Income taxes for the six months ended March 31, 2018 were $35.3 million on pre-tax income of $253.9 million, resulting in an effective tax rate of 13.9%, compared to 16.6% in the six months ended March 31, 2017. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 10 to our consolidated financial statements.

Net Income. Net income increased by $8.2 million, or 3.9%, to $218.6 million in the six months ended March 31, 2018, from $210.4 million in the six months ended March 31, 2017. The increase in net income was attributable to the decrease in income taxes coupled with the decrease in interest and other expense, net.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.09, or 6.3%, to $1.51 in the six months ended March 31, 2018, from $1.42 in the six months ended March 31, 2017. The increase in diluted earnings per share was primarily attributable to the increase in net income, as well as to the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases.

Three Months Ended March 31, 2018 and 2017

The following is a tabular presentation of our results of operations for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended March 31,		Increase (Decrease)
	2018	2017	Amount	%
	(in thousands)
Revenue	$992,340	$966,009	$26,331	2.7%
Operating expenses:
Cost of revenue	646,587	621,737	24,850	4.0
Research and development	64,926	67,303	(2,377)	(3.5)
Selling, general and administrative	120,199	114,465	5,734	5.0
Amortization of purchased intangible assets and other	28,801	28,723	78	0.3

	860,513	832,228	28,285	3.4

Operating income	131,827	133,781	(1,954)	1.5
Interest and other expense, net	239	468	229	(48.9)

Income before income taxes	131,588	133,313	(1,725)	(1.3)
Income taxes	29,861	20,753	9,108	43.9

Net income	$101,727	$112,560	$(10,833)	(9.6)%

Revenue. Revenue increased by $26.3 million, or 2.7%, to $992.3 million in the three months ended March 31, 2018, from $966.0 million in the three months ended March 31, 2017. The increase in revenue, which was net of a decrease of approximately 0.6% from the sale of directory systems, was attributable to increased activity in Europe, as well as in the rest of the world, partially offset by lower revenue from North America. The 2.7% increase in revenue, was positively affected by activity related to the acquisitions of Vubiquity, Projekt202 and UXP, which were acquired in fiscal year 2018, as well as approximately two percent from foreign exchange fluctuations.

Revenue attributable to the sale of customer experience solutions increased by $32.1 million, or 3.4%, to $980.7 million in the three months ended March 31, 2018, from $948.6 million in the three months ended March 31, 2017. The increase in revenue was attributable to increased activity in Europe, as well as in the rest of the world, partially offset by lower revenue from North America. Revenue resulting from the sale of customer experience solutions represented 98.8% and 98.2% of our total revenue in the three months ended March 31, 2018 and 2017, respectively.

Revenue attributable to the sale of directory systems decreased by $5.8 million, or 33.3%, to $11.6 million in the three months ended March 31, 2018, from $17.4 million in the three months ended March 31, 2017. This decrease was primarily attributable to continued slowness in the directory systems market and we anticipate revenue from the sale of directory systems will continue to decline in fiscal year 2018. Revenue from the sale of directory systems represented 1.2% and 1.8% of our total revenue in the three months ended March 31, 2018 and 2017, respectively.

In the three months ended March 31, 2018, revenue from customers in North America, Europe and the rest of the world accounted for 62.9%, 15.0% and 22.1%, respectively, of total revenue, compared to 65.9%, 11.9% and 22.2%, respectively, in the three months ended March 31, 2017. The decrease in the percentage of revenue from customers in North America was primarily attributable to lower activity with AT&T which was offset by higher revenue from other key customers in North America and by activities related to Vubiquity and Projekt202, which we acquired in fiscal year 2018. The increase in revenue from customers in Europe was primarily attributable to higher revenue from development and modernization activities as well as to positive foreign exchange fluctuations. Revenue from customers in the rest of the world decreased as a percentage of total revenue during the three months ended March 31, 2018. Revenue from customers in Asia-Pacific increased as a percentage of total revenue during the three months ended March 31, 2018 as a result of our progress for new and existing customers, this was offset by decrease in revenue from customers in other areas in rest of the world as a percentage of total revenue.

Cost of Revenue. Cost of revenue increased by $24.9 million, or 4.0%, to $646.6 million in the three months ended March 31, 2018, from $621.7 million in the three months ended March 31, 2017. As a percentage of revenue, cost of revenue increased to 65.2% in the three months ended March 31, 2018, from 64.4% in the three months ended March 31, 2017. The decrease in the gross margin in the three months ended March 31, 2018 was primarily attributable to a gain resulting from changes in fair value of certain acquisition-related liabilities recognized in the three months ended March 31, 2017.

Research and Development. Research and development expense decreased by $2.4 million, or 3.5%, to $64.9 million in the three months ended March 31, 2018, from $67.3 million in the three months ended March 31, 2017. Research and development expense as a percentage of revenue to 6.5% in the three months ended March 31, 2018, from 7.0% in the three months ended March 31, 2017. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense increased by $5.7 million, or 5.0%, to $120.2 million in the three months ended March 31, 2018, from $114.5 million in the three months ended March 31, 2017. The increase in Selling, general and administrative expense is primarily attributable to activities related to Vubiquity and Projekt202, which we acquired in fiscal year 2018.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended March 31, 2018, increased by $0.1 million, or 0.3% to $28.8 million from $28.7 million in the three months ended March 31, 2017. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to the acquisitions of Vubiquity, Projekt202 and other acquisitions completed in fiscal year 2018, partially offset by timing of amortization charges of previously purchased intangible assets.

Operating Income. Operating income decreased by $2.0 million, or 1.5%, in the three months ended March 31, 2018, to $131.8 million, or 13.3% of revenue, from $133.8 million, or 13.8% of revenue, in the three months ended March 31, 2017. The decrease in operating income as a percentage of revenue was attributable to operating expenses, particularly cost of revenue, increasing at a higher rate than revenue. Positive foreign exchange impacts on our revenue were partially offset by the negative foreign exchange impacts on our operating expenses, resulting in a minor positive impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, changed from a net loss of $0.5 million in the three months ended March 31, 2017 to a net loss of $0.2 million in the three months ended March 31, 2018. This change in interest and other expense, net, was primarily attributable to foreign exchange impacts.

Income Taxes. Income taxes for the three months ended March 31, 2018 were $29.9 million on pre-tax income of $131.6 million, resulting in an effective tax rate of 22.7%, compared to 15.6% in the three months ended March 31, 2017. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 10 to our consolidated financial statements.

Net Income. Net income decreased by $10.8 million, or 9.6%, to $101.7 million in the three months ended March 31, 2018, from $112.6 million in the three months ended March 31, 2017. The decrease in net income was primarily attributable to the increase in income taxes.

Diluted Earnings Per Share. Diluted earnings per share decreased by $0.06, or 7.9%, to $0.70 in the three months ended March 31, 2018, from $0.76 in the three months ended March 31, 2017. The decrease in diluted earnings per share was attributable to the decrease in net income, partially offset by the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $546.8 million as of March 31, 2018, compared to $979.6 million as of September 30, 2017. The decrease was mainly attributable to $352.6 million in net cash paid for acquisition, $239.8 million used to repurchase our ordinary shares, $162.1 million for capital expenditures, net and $63.3 million of cash dividend payment, partially offset by $278.3 million positive cash flow from operations, proceeds from stock option exercises $65.6 million and $47.0 million investment by noncontrolling interests, net. Net cash provided by operating activities amounted to $278.3 million and $275.4 million in the six months ended March 31, 2018 and 2017, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next twelve months.

As a general long-term guideline, we expect to retain a portion of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, with the majority returned to our shareholders through share repurchases and dividends. In fiscal year 2018, we plan to return to shareholders approximately 100% of our free cash flow before the capital expenditures associated with the multiyear development of our new campus in Israel, through our ongoing share repurchase and dividend program. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry conditions.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of bank deposits, corporate bonds, U.S. government treasuries, U.S. agency securities, money market funds and asset backed obligations. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive (loss) income, net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the six months ended March 31, 2018 and 2017, we recognized immaterial credit losses. Please see Notes 5 and 6 to the consolidated financial statements.

Revolving Credit Facility, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. In December 2014 and in December 2017, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019 and December 2022, respectively. In March 2018, we borrowed an aggregate of $120.0 under the unsecured $500.0 facility and repaid it in full in April 2018. As of March 31, 2018, we were in compliance with the financial covenants under the revolving credit facility.

As of March 31, 2018, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $55.1 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for our non-cancelable operating leases, long-term debt, purchase obligations, pension funding and unrecognized tax benefits summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2017, filed on December 11, 2017 with the SEC. Since September 30, 2017, there have been no material changes in our aggregate contractual obligations other than as set forth in Note 1 to our consolidated financial statements.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures (excluding the investment in our new campus in Israel) consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $162.1 million in the six months ended March 31, 2018 and were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future. Regarding our expected investment in our new Campus in Israel. Please see Note 1 to our consolidated financial statements.

Share Repurchases. From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. Our Board of Directors adopted a share repurchase plan, on February 2, 2016, which authorized the repurchase of up to $750.0 of our outstanding ordinary shares with no expiration date. In the six months ended March 31, 2018, we repurchased approximately 3,640 ordinary shares at an average price of $65.86 per share (excluding broker and transaction fees). As of March 31, 2018, we had remaining authority to repurchase up to $16.5 of our outstanding ordinary shares under the February, 2016 plan. On November 8, 2017, Our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 of our outstanding ordinary shares with no expiration date. As of March 31, 2018, the November 2017 plan has not yet been utilized. The plans permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. As of March 31, 2018, we had remaining authority to repurchase up to $816.5 of our outstanding ordinary shares under the plans.

Cash Dividends. Our Board of Directors declared the following dividends during the six months ended March 31, 2018 and 2017:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
January 30, 2018	$0.250	March 30, 2018	$35,637	April 20, 2018
November 8, 2017	$0.220	December 29, 2017	$31,558	January 19, 2018
February 1, 2017	$0.220	March 31, 2017	$32,223	April 14, 2017
November 8, 2016	$0.195	December 30, 2016	$28,606	January 13, 2017

On May 10, 2018, our Board of Directors approved a quarterly dividend payment of $0.25 per share, and set June 29, 2018 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 20, 2018.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the six months ended March 31, 2018 and 2017, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended March 31, 2018 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
01/01/18-01/31/18	309,425	$67.83	309,425	$915,400,866
02/01/18-02/28/18	762,230	$66.10	762,230	$865,019,278
03/01/18-03/31/18	716,084	$67.71	716,084	$816,535,701

Total	1,787,739	$67.04	1,787,739	$816,535,701

(1)	Excludes broker and transaction fees.
(2)	In February 2016, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $750.0 million of our outstanding ordinary shares. On November 8, 2017, our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended March 31, 2018:

(1) Form 6-K dated January 26, 2018

(2) Form 6-K dated January 31, 2018

(3) Form 6-K dated February 12, 2018

(4) Form 6-K dated February 22, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: May 21, 2018